EXHIBIT 12.01

MARTIN MARIETTA MATERIALS, INC. AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31, 2015

(add 000, except ratio)

EARNINGS:
Earnings before income taxes*	$413,655
Gain from less than 50%-owned associated companies, net	(7,694)
Interest expense**	76,287
Portion of rents representative of an interest factor	21,136

Adjusted Earnings and Fixed Charges	$503,384

FIXED CHARGES:

Interest expense**	$76,287
Capitalized interest	5,832
Portion of rents representative of an interest factor	21,136

Total Fixed Charges	$103,255

Ratio of Earnings to Fixed Charges	4.88

*	Represents earnings from continuing operations plus/minus net (loss) earnings attributable to noncontrolling interests.
**	Interest expense excluded $217 for the interest expense component associated with uncertain tax provisions.